EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
Alter S.r.l.	Italy
ASTeX GmbH	Germany
MKS Denmark ApS	Denmark
MKS German Holding GmbH	Germany
MKS Instruments (Asia) Ltd.	Bermuda
MKS Instruments (China) Company Limited	China
MKS Instruments Deutschland GmbH	Germany
MKS Instruments Holdings Ltd.	United Kingdom
MKS Instruments (Hong Kong) Limited	Hong Kong
MKS Instruments (Shanghai) Limited	China
MKS Instruments (Singapore) Pte. Ltd.	Singapore
MKS Instruments UK.Limited	United Kingdom
MKS Japan, Inc.	Japan
MKS Korea Ltd.	Korea
MKS Luxembourg S.a.r.l.	Luxembourg
MKS Spectra Holdings Limited	United Kingdom
MKS Taiwan Technology Limited	Taiwan
MKS Technology Limited	United Kingdom
MKS Tega Ltd.	Israel
MKS Tenta Products Ltd.	Israel
MKS Umetrics AB	Sweden
Orion Metrology, Inc.	California
Plasmart, Inc.	Korea
Telvac Engineering Limited	United Kingdom
Umetrics, Inc.	New Jersey
Umetrics UK Limited	United Kingdom